UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

Unit F, 33rd Floor, NEO Tower A

Che Gong Miao

Futian District, Shenzhen

Guangdong Province 518040, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         ☒         Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

By:	/s/ Dora Li
Name:	Dora Li
Title:	Chief Financial Officer

Date: April 3, 2014

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated April 2, 2014
99.2	Agreement and Plan of Merger among Rainbow Education Holding Limited, Rainbow Education Merger Sub Holding Limited and Noah Education Holdings Ltd., dated April 2, 2014